File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Guidry.G **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2245220		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	135500		
Date of transaction	2013-03-15		
Nature of transaction	50 - Grant of options		
Number or value of securities or contracts acquired	25000		
Equivalent number or value of underlying securities acquired	25000		
Number or value of securities or contracts disposed of			
Equivalent number or value of underlying securities disposed of			
Unit price or exercise price	9.1300	Currency	Canadian Dollar
Conversion or Exercise price		Currency	
Date of expiry or maturity	2018-03-14		
Closing balance of securities or contracts held	160500	Insider's calculated balance	
Filing date/time	2013-03-18 19:31:41		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			